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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Walden Bancorp Inc.
                                (Name of Issuer)

                           Common Stock ($1 par value)
                         (Title of Class of Securities)

                                    931192108
                                 (CUSIP Number)

                                 Jill D. Cookman
                                    Attorney
                            W. R. Berkley Corporation
                                165 Mason Street
                               Greenwich, CT 06830
                                 (203) 629-3000

           (Name, Address and Telephone number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 1994
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  931192108

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(2)      Check the Appropriate Box if a Member of a Group. (See Instructions):
         (a) / /
         (b) / /
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(3)      SEC use Only

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(4)      Source of Funds (See Instructions):  AF

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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e): / /

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(6)      Citizenship or Place of Organization:  Delaware

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Number of Shares              (7)  Sole Voting Power:  293,500
Beneficially Owned            (8)  Shared Voting Power:  0
by Each Reporting             (9)  Sole Dispositive Power:  293,500
Person With                   (10)  Shared Dispositive Power:  0
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  293,500
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions): / /
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(13)     Percent of Class Represented by Amount in Row (11):  5.6%
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(14)     Type of Reporting Person (See Instructions):  HC

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Item 1.           Security and Issuer.

         This Statement relates to the common stock, par value $1.00 per share (the "Shares"), of Walden Bancorp Inc., a Massachusetts corporation (the "Issuer"). According to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Issuer's principal executive offices are located at 125 Nagog Park, P.O. Box 2100, Acton, MA 01720-6100.

Item 2.           Identity and Background.

         (a) W. R. Berkley Corporation ("Berkley")

         (b) 165 Mason Street, Greenwich, Connecticut 06830.

         (c) Berkley is a Delaware corporation incorporated January 20, 1970. Berkley is a holding company which, through its subsidiaries, operates in four segments of the insurance business: regional property casualty insurance; reinsurance; specialty lines of insurance; and insurance services operations (which provide services to alternative insurance market mechanisms.)

         Reference is made to the current list of the directors and executive officers of Berkley appearing as Item 10 on pp. 49-51 of Berkley's Form 10-K attached hereto as Exhibit A. The following changes are not reflected in the Form 10-K attached: (i) Effective January 2, 1996, John D. Vollaro was elected President and Chief Operating Officer of Berkley. (ii) Effective September 13, 1995, John D. Vollaro was elected as a Director of Berkley,(iii) Effective August 25, 1995, Gordon A. Ennis resigned as Sr. Vice President - Insurance Services of Berkley, and (iv) Effective May 23, 1995, Duncan Miller resigned as a Director Berkley. Information as to persons owning 10% or more of the voting securities of Berkley is incorporated herein by reference to "Principal Stockholders" in Berkley's Proxy Statement for its Annual Meeting of Shareholders, May 23, 1995, attached hereto as Exhibit B.

         (d) Neither Berkley nor any of the persons listed above have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations).

         (e) For general information relating to litigation involving the holding company system, reference is made to Note (5), "Commitments, Litigation and Contingent Liabilities",

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appearing on page 38 of Berkley's Annual Report on Form 10-K for the year ended
December 31, 1994 pursuant to the Securities Exchange Act of 1934.

         (f) Berkley is incorporated in the State of Delaware. Each individual referenced above is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         Berkley may be deemed to have beneficial ownership of 293,500 Shares. A total cash consideration of $ 3,531,375 was paid for the Shares by 8 of Berkley's wholly-owned subsidiaries listed as follows:

                                                           Date of
         Company                                           Purchase     Shares
         Admiral Insurance Company                         5/13/88      31,000
         Admiral Insurance Company                         5/25/88      47,000
         Admiral Insurance Company                         5/29/88      20,000
         Carolina Casualty Insurance Company               5/28/88      36,000
         Continental Western Insurance Company             4/05/88      16,000
         Firemen's Insurance Company of Washington D.C.    5/11/88      20,000
         Nautilus Insurance Company                        6/13/88      42,500
         Tri-State Insurance Company of Minnesota          4/29/88      20,000
         Union Insurance Company                           6/10/88      25,000
         Union Standard Insurance Company                  11/1/90      36,000
                                                                        ------

                                                           TOTAL       293,500


         No part of the consideration was obtained through a loan. The source of the funds was the general working capital of each subsidiary.

Item 4.           Purpose of Transaction.

         These Shares were originally acquired from The One Bancorp which subsequently merged into and became known as Walden Bancorp Inc., which is now registered with the SEC. These Shares were acquired as referred to in Item 3. Berkley has acquired the Shares of Issuer in the ordinary course of business and the Shares were not acquired for the purpose of and do not

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have the effect of changing or influencing the control of Issuer and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

Item 5.           Interest in Securities of the Issuer.

         (a) Berkley may be deemed to have beneficial ownership of 293,500 Shares of Issuer which amounts to a 5.6% ownership interest in Issuer.

         (b) Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 293,500 shares of the Issuer. Berkley has the sole power to dispose or to direct the disposition of 293,500 shares of the Issuer.

         (c) No transactions in the Shares were effected during the past sixty days by persons named in response to paragraph (a).

         (d) Not applicable.

         (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                     Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to securities of Issuer.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A - Berkley's Form 10-K for the year ended December 31, 1994.

         Exhibit B - Berkley's Proxy Statement for its Annual Meeting of Shareholders, May 23, 1995

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Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

---------------
Date

W. R. Berkley Corporation

By:
   --------------------------------
     James G.Shiel
     Vice-President - Investments


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